EXHIBIT 99.1

For Immediate Release	Date: May 7, 2017
17-23-TR

Teck Provides Update on Highland Valley Copper

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported today that unusual spring weather conditions and rapid snow melt have resulted in water inflow into the Lornex and Valley pits at Highland Valley Copper Operations (HVC). As a precautionary measure, mining has been temporarily suspended in the affected areas.

We are currently assessing the potential impact on production and are examining options to enhance dewatering. The assessment is expected to take a number of days. The mill continues to operate normally and mining is taking place in unaffected areas.

HVC’s tailings management facilities have not been impacted by the flooding in the region.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com